SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 1, 2006

_________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)
_________________

Indicateby check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__________

Enclosure:	A press released dated November 27, 2006 announcing that STMicroelectronics N.V.‘s Supervisory Board is to replace the option agreement related to the issuance of preference shares.

STMicroelectronics’ Supervisory Board to Replace Option Agreement
related to the Issuance of Preference Shares

Geneva, November 27, 2006 — The Supervisory Board of STMicroelectronics N.V. has approved entering into an option agreement with an independent foundation, Stichting Continuïteit ST, to replace a substantially similar option agreement dated May 31, 1999, as amended, between STMicroelectronics and one of its shareholders, STH II B.V. The new option agreement is being entered into to reflect changes in Netherlands’ legal requirements. It is not being adopted in response to any current hostile takeover attempt.

The new option agreement provides for the issuance of 540,000,000 preference shares, the same number as the agreement it is replacing. Any such shares would be issued by STMicroelectronics to the foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. They would be issuable in the event of an unsolicited offer or acquisition, which is unsupported by ST’s Managing and Supervisory Boards and which the foundation determines would be contrary to the interests of STMicroelectronics and its stakeholders. The preference shares may remain outstanding for no longer than two years.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2005, the Company’s net revenues were $8.88 billion and net earnings were $266 million. Further information on ST can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: December 1, 2006	By: /s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer

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